

November 10, 2009

Ms. Lynn Briggs
Chief Executive Officer
Saguaro Resources, Inc.
71 The Mead
Darlington, Durham DL1 1EU
United Kingdom

> **Re:** **Saguaro Resources, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 30, 2009**
> **File No. 333-162168**

Dear Ms. Briggs:

We have reviewed your response letter and your amended filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please monitor the age of your financial statements. See Item 8-08 of Regulation S-X.

Risk Factors, page 4

2.   We note your response to our prior comment 14. Please provide a risk factor addressing the fact that since 1999 James McLeod has been an officer, director, or geologist for over twenty companies, most of which have not moved forward with exploration activities, and at least five of which have changed businesses and completely abandoned exploration activities.

Use of Proceeds, page 10

3.   We note your response to prior comment 10, and we reissue that comment in relevant part. In each instance where you discuss Ms. Briggs's verbal agreement to loan funds, include each item of expense for which she has agreed to loan the company money. In this regard, we note your disclosure in the final paragraph of the "Use of Proceeds" section on page 10, and your disclosure in the second paragraph of the "Liquidity and Capital Resources" section on page 29.

Exhibits

4.   We note your disclosure at page 13 that the source of information contained in your discussion regarding the Sky Property is the report prepared by James McLeod. Please file as an exhibit to your filing a consent from Mr. McLeod that expressly states that he consents to your references to him in the registration statement. This consent should concur with the summary of the information in the report disclosed, and agree to being named as an expert in your registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

 We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

 Sincerely,

 H. Roger Schwall
 Assistant Director

cc: Via Facsimile

 Abby L. Ertz, Esq.
 (619) 564-8753